July 30, 2015

Via EDGAR

Tom Kluck
Legal Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Re: International Endeavors Corporation
Amendment No. 2 to Registration Statement on Form S-1
Filed July 31, 2015
File No. 333-202639

Dear Tom Kluck:

This is International Endeavors Corporation's (the Company) response to your correspondence dated June 12, 2015 relating to the Company's Registration Statement on Form S-1 filed on March 10, 2014. For ease of reference, each of the Staff's comments is reproduced below, followed by our response.

General

1. We note your response to comment 1 of our letter dated April 9, 2015. Please clarify whether the private offering document was presented to potential investors in this offering in reliance on Section 5(d) of the Securities Act. If the private offering document was presented to potential investors in this offering in reliance on Section 5(d) of the Securities Act, please supplementally provide us with copies of the document.

Response:

A copy of the REG D Private Offering will be supplementally attached per your request.

2. We note your response to comment 2 of our letter dated April 9, 2015 and we reissue our prior comment. We note that your financial statements for fiscal year ended December 31, 2014 reflect that, in addition to your assets mostly consisting of land and cash, all of your revenues are from leases. Thus, it appears that the company’s current business is primarily that of acquiring and holding for investment real estate. Please file your next amendment on Form S-11 as required by General Instruction A to Form S-11.

Response:

We understand Staff’s comment based on audit history through 12-31-2014. However based on the march 31, 2015 financials included in the S-1\A2 we believe that the filing as an S-1 registration statement is appropriate.

Noting that all of our revenues in the first quarter of 2015 were derived from wine tours as per our business plan. And in addition we have initiated the private labeling and sales of our wine as RVino in the 2nd quarter of 2015. As such we have also developed a website under International Endeavors Corp. as RVino.com (See subsequent Events)

Risk Factors, page 8

As there is no public markett, page 10

3. We note your revised disclosure in response to comment 5. Please revise to remove references to ÒlistingÓ on the OTC Bulletin Board.

Response:

References to “listing” on the OTC Bulletin Board were removed accordingly.

Description of Business, page 17

4. We note your response to comment 6. Please also provide us with support for your statements that “the U.S. RV property industry increased from 4.40 Billion in 2009 to 4.83 Billion in 2014” and that “the number of RV property establishments increased from 12,804 in 2009 to 13,828 in early 2015.” We also note your citation of industry data from studies by Gomberg-Fredrikson & Associates; International Wine and Spirit Research; The Beverage Information Group; and the Wine Institute. Please provide us with support for this quantitative and qualitative industry data. Clearly mark the specific language in the supporting materials that supports each statement. The requested information should be filed as EDGAR correspondence or, alternatively, should be sent in paper form accompanied by a cover letter indicating that the material is being provided pursuant to Securities Act Rule 418 and that such material should be returned to the registrant upon completion of the staff review process.

Response:

Supporting documents will be submitted supplementally.

Please note that updated data was added to the Registration statement which replaced some of the outdated data with supporting documentation as follows:

On page 19 under the following sections-

under Wine Market Opportunity

under Wine Industry Overview

under Wine Competition

5. We note your disclosure in response to comment 9 that you currently lease spaces on a monthly basis. Please also disclose here or in the MD&A section, the number of RV sites that you have leased per month since you commenced operations.

Response:

The number of RV sites was inserted on page 26 in the MD&A section under RV Site Operations as well as on page 17 under Current RV Site Operations.

Sincerely,

/s/ Nate Engel
President, International Endeavors Corporation